UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[X]                         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[  ]                            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number: 001-08029

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Ryland Group, Inc. Retirement Savings Opportunity Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Ryland Group, Inc.

24025 Park Sorrento, Suite 400

Calabasas, CA 91302

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

INFORMATION REQUIRED BY FORM 11-K

INDEX

Page Number(s)

Report of Independent Registered Public Accounting Firm	1

Item 4 – Audited Financial Statements and Schedules prepared in accordance with ERISA	2–10

Signatures	11

Index of Exhibits	12

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE ADMINISTRATIVE COMMITTEE, AS PLAN ADMINISTRATOR

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

We have audited the accompanying statements of net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, CA

June 16, 2010

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

Investments at fair value
Vanguard Retirement Savings Trust	$23,712,181	$25,783,654
Common stock of
The Ryland Group, Inc.	4,692,264	4,900,960
Mutual funds	118,576,370	103,798,900
Loans to participants	2,203,517	2,643,565
Total investments at fair value	149,184,332	137,127,079

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(512,614)	337,076

NET ASSETS AVAILABLE FOR BENEFITS	$148,671,718	$137,464,155

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008
ADDITIONS (DEDUCTIONS)

Contributions
Employer	$3,247,590	$6,310,114
Participants	5,411,392	8,312,540
Rollovers	82,706	590,733
Total contributions	8,741,688	15,213,387

Net investment income (loss)

Interest and dividends
Interest on loans to participants	148,087	221,725
Dividends on common stock of The Ryland Group, Inc.	30,439	142,896
Interest and dividends on mutual funds	3,078,051	5,155,479
Total interest and dividends	3,256,577	5,520,100

Net realized and unrealized appreciation (depreciation)
in fair value of investments	23,601,329	(59,556,080)
Total net investment income (loss)	26,857,906	(54,035,980)

Benefit payments to participants	(24,392,031)	(27,538,664)

Increase (decrease) in net assets available for benefits	11,207,563	(66,361,257)

Net assets available for benefits
at beginning of year	137,464,155	203,825,412

NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$148,671,718	$137,464,155

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A: DESCRIPTION OF THE PLAN

General

The Ryland Group, Inc. Retirement Savings Opportunity Plan (the “Plan” or the “RSOP”), previously known as The Ryland Group, Inc. Retirement and Stock Ownership Plan, was established on August 16, 1989, and was amended and restated effective January 1, 2009.  The Plan was originally designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement covering substantially all of the employees of The Ryland Group, Inc. and its subsidiaries (the “Company”).  The current Plan permits deferral of a portion of participants’ pretax income pursuant to Section 401(k) of the Internal Revenue Code.  Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Eligibility and Contributions

All full-time employees are eligible to participate in the Plan.  Part-time employees are eligible to participate in the Plan following the completion of 1,000 hours of service within the first 12 months of employment or within any Plan year after the date of hire.

Eligible participants can elect to contribute, on a pretax basis and through a system of payroll deductions, any whole number percentage, from one to fifty percent, of their compensation. However, highly compensated employees (as defined in the Plan) may only contribute up to six percent.  In accordance with Internal Revenue Service regulations, no participant was allowed to contribute more than $16,500 and $15,500 to the Plan for the 2009 and 2008 calendar years, respectively. For the 2009 and 2008 calendar years, participants who were age 50 and over, including highly compensated employees, were able to contribute an additional $5,500 and $5,000, respectively, that was not matched by the Company.  The Plan offers participants several investment options for their contributions; however, the Company’s common stock is not currently among those options.

Company Contributions

At January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of preferred shares, cash or a combination of both. Since January 1, 1998, actual matching contributions have been in the form of cash. Prior to June 30, 2009, the Company matched 100 percent of participant contributions, up to six percent of the participants’ annual compensation. Effective July 1, 2009, the Company matches 50 cents for each $1 of participant contributions up to six percent of the participant’s annual salary and bonus. Company contributions are allocated at the time of remittance among each participant’s investment fund selections.  The Company made no discretionary contributions during the years ended December 31, 2009 and 2008.

Vesting

Participants’ contributions are fully vested at all times.  Since 2001, Company matching contributions vest to participants over his/her first three years of service.  Prior to 2001, Company matching contributions vested to participants over his/her first five years of service.  As defined in the Plan, participants are automatically vested upon death or termination due to disability or retirement.

Participant Loans

Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, from their Plan accounts.  Loan terms range from one to five years and up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent.  Principal and interest is paid ratably through payroll deductions.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

Other

The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan, at any time.  If the Company terminates the Plan, each participant will become fully vested in all of his/her Plan accounts and will be entitled to a distribution of such accounts in accordance with the terms of the Plan. During 2008, certain plan participants were involuntarily terminated which caused a partial plan termination resulting in the affected participants becoming 100% vested in their accounts.

Plan assets are held in trust by Vanguard Fiduciary Trust Company (the “Trustee”).

Participants direct the investment of their Plan account balance among the investment options provided. Earnings on investments, net gains or losses on sales of investments, and unrealized appreciation and depreciation in fair value of investments are allocated to individual participant accounts based on a ratio of the account balance to the total fund balance.

NOTE B: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements, in accordance with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

The Plan’s investments are stated at fair value.  Shares of registered investment companies, which are valued at quoted market prices, represent the net asset value of shares held by the Plan at year end.  The Company’s Common stock is valued at the quoted market price at year end.  Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end.  Participant loans, which are valued at their outstanding balance, approximate fair value.  The change in the difference between the fair value and the cost of investments is reflected within the Statements of Changes in Net Assets Available for Benefits in “Net realized and unrealized appreciation (depreciation) in fair value of investments.”

Purchases and sales of investments are recorded on a trade-date basis.  Net realized gain or loss on sales of investments, which represents the difference between proceeds received and the cost of specific investment shares sold, is reflected within the Statements of Changes in Net Assets Available for Benefits in “Net realized and unrealized appreciation (depreciation) in fair value of investments.”  Expenses relating to purchases or sales of investments are added to their costs or deducted from their proceeds.  Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Company pays all administrative expenses incurred by the Plan.  The Company’s expense related to the Plan’s administration was $42,274 and $49,364 in 2009 and 2008, respectively.  Expenses incurred related to participant loans are paid by the Plan and the borrower.  The Plan accounts for benefits due, but unpaid, as a component of net assets available for benefits.  There were no benefits due, but unpaid, at December 31, 2009 and 2008.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 amended Accounting Standards Codification (“ASC”) No. 820 (“ASC 820”), “Fair Value Measurements and Disclosures,” to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, “Subsequent Events,” to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-6 (“ASU 2010-6”), “Improving Disclosures about Fair Value Measurements,” which amends ASC 820 to require additional disclosures regarding fair value measurements and clarifies certain existing disclosure requirements.  ASU 2010-6 is effective for reporting periods beginning after December 15, 2009. The Company is evaluating the potential effect, if any, of the provisions of ASU 2010-6 on the Plan’s financial statements.

NOTE C: COMPANY STOCK

On August 31, 1989, the Company sold shares of nontransferable convertible preferred stock to the Plan.  During September 2001, Ryland called and redeemed all outstanding preferred stock.  At the election of each individual preferred stockholder and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a stock-split adjusted per share price of $7.8906 or converted into one share of Ryland common stock.  At the time of redemption, all outstanding preferred stock was converted into 1,011,148 shares of common stock on a one-for-one basis.

Each share of common stock received a dividend of $0.03 per quarter during the year ended December 31, 2009. Each share of common stock received a dividend of $0.12 per quarter, for the first three quarters of the year ended December 31, 2008, and $0.03 for the fourth quarter of that year. All dividends are paid in cash and are allocated to each participant’s fund selections.  The number of shares of common stock included in the Plan assets was 236,965 and 276,437 at December 31, 2009 and 2008, respectively.  No additional shares of the Company’s stock have been made available to plan participants as an investment option subsequent to the 2001 redemption.

NOTE D: DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions.  Distribution of the vested portion of a participant’s common stock account will be made at his/her election either in cash or in whole shares of the Company’s common stock.  If the participant elects to receive cash, the trustee will sell the shares of common stock on the open market and distribute the proceeds to the participant.

The unvested portion of the Company’s contributions credited to the terminating participant is forfeited on the earlier of the date of a distribution of the participant’s account balance (cash-out distribution to the participant or rollover distribution to another qualified retirement plan or IRA) or on the last day of the Plan year in which the participant incurs five one-year periods of severance.  The unvested portion is forfeited immediately if the participant elects and receives a distribution of the entire vested balance; if a distribution takes place under the Plan’s involuntary cash-out provision (for account balances of $1,000 or less); or if a distribution is rolled over as part of the Plan’s automatic rollover provision (for account balances between $1,000 and $5,000).  All forfeitures were used to reduce future matching contributions required from the Company.  For the years ended December 31, 2009 and 2008, the Company used forfeitures of $507,594 and $611,809, respectively, to reduce employer contributions. The forfeiture balances available to offset future matching contributions were $157,572 and $365,661 at December 31, 2009 and 2008, respectively.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE E: INVESTMENTS

For 2009 and 2008, the net realized and unrealized appreciation (depreciation) in fair value of the Plan’s investments, including investments bought and sold, as well as investments held during the year, was as follows:

	Year Ended December 31,
	2009	2008

Mutual funds	$23,093,128	$(56,743,197)
Common stock of The Ryland Group, Inc.	508,201	(2,812,883)

	$23,601,329	$(59,556,080)

The fair values of investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31,
	2009	2008

Vanguard 500 Index Fund	$16,048,021	$14,550,334
Vanguard Explorer Fund	13,199,475	11,411,011
Vanguard International Growth Fund	10,492,167	7,611,285
Vanguard Morgan Growth Fund	11,026,823	9,947,467
Vanguard PRIMECAP Fund	9,261,206	7,505,981
Vanguard Total Bond Market Index Fund	13,023,742	12,575,807
Vanguard Wellington Fund	19,961,817	19,100,806
Vanguard Windsor II Fund	9,000,193	8,434,137
Vanguard Retirement Savings Trust	23,712,181	25,783,654

If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the Statements of Net Assets Available for Benefits.

The Plan’s concentrations of credit risk and market risk are dictated by its provisions, as well as by those of ERISA and the individual participant’s investment preference.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F: FAIR VALUE MEASUREMENTS

ASC 820 provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value under U.S. generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2

Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3

Fair value determined using significant unobservable inputs. Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the assets or liabilities.

The following tables present the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis:

	Fair Value	Fair Value as of December 31,
	Hierarchy	2009	2008
Vanguard Retirement Savings Trust	Level 2	$23,712,181	$25,783,654
Common stock	Level 1	4,692,264	4,900,960
Mutual funds:
Bond funds	Level 1	13,023,742	12,575,807
Balanced funds	Level 1	30,923,591	27,154,448
Domestic stock funds	Level 1	64,136,870	56,457,360
International stock funds	Level 1	10,492,167	7,611,285
Loans to participants	Level 3	2,203,517	2,643,565
Total fair value of investments		$149,184,332	$137,127,079

Short-term investments include the Vanguard Retirement Savings Trust which is a common collective trust that invests in fully benefit-responsive investment contracts. There are currently no redemption restrictions on these investments. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair values of the short-term investments were determined based on the quoted market values of the underlying investments, as the common collective trust itself is not actively traded on an exchange.

The fair values of common stock and mutual funds were determined based on quoted market prices, as substantially all of these instruments are traded in active markets.  The bond funds are designed to deliver a high level of interest income by attempting to track the performance of a broad, market-weighted bond index. The balanced funds are funds that invest in both stocks and bonds. These funds are designed to deliver capital appreciation and reasonable current income, while providing moderate risk to the investor. The domestic stock funds are designed to deliver long-term capital appreciation and income by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks or investment in a variety of companies’ stock. The international stock funds are designed to provide long-term capital appreciation by investing primarily in the stocks

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

of seasoned companies located outside of the United States that are considered to have above-average growth potential.

Participant loans, which have maturities through the end of 2023 and are secured by vested account balances of the borrowing participants, are included at their carrying values in the Statements of Net Assets Available for Benefits, which approximated their fair values at December 31, 2009.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

	Level 3 Assets
	Loans to Participants

	2009	2008
Balance at January 1	$2,643,565	$3,005,560
Issuances, repayments and settlements, net	(440,048)	(361,995)
Balance at December 31	$2,203,517	$2,643,565

NOTE G: INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated effective January 1, 2009. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s sponsor has indicated that it will take all necessary steps to maintain the Plan’s qualified status. Subsequent amendments and the restatement were structured to, and are intended to, maintain the Plan’s tax-qualified status. On January 31, 2009, the Company filed a request with the Internal Revenue Service for an updated determination letter with respect to the qualified status of the restated and amended Plan in accordance with sections 401(a) and 501(a) of the Internal Revenue Code.

NOTE H: RELATED PARTIES

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as a trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE I: RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$148,671,718	$137,464,155
Adjustments from contract value to fair value for fully benefit-responsive
investment contracts	512,614	(337,076)
Net assets per the Form 5500	$149,184,332	$137,127,079

NOTE J: SUBSEQUENT EVENTS

The Company has evaluated subsequent events affecting the Plan through June 16, 2010, and did not identify any events that would require an adjustment to the financial statements or disclosure.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

EIN: 52-0849948

PLAN: 003

Form 5500

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

		Description of Investment,
		Including Maturity Date,
Identity of Issuer, Borrower,		Rate of Interest and Par	Current Value
Lessor or Similar Party		or Maturity Value	at December 31, 2009

*	Vanguard 500 Index Fund	Registered Investment Company	$16,048,021
*	Vanguard Explorer Fund	Registered Investment Company	13,199,475
*	Vanguard Extended Market Index Fund	Registered Investment Company	5,601,152
*	Vanguard International Growth Fund	Registered Investment Company	10,492,167
*	Vanguard Morgan Growth Fund	Registered Investment Company	11,026,823
*	Vanguard PRIMECAP Fund	Registered Investment Company	9,261,206
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	337,723
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	2,526,092
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	2,988,795
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	2,874,186
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	1,757,714
*	Vanguard Target Retirement Income Fund	Registered Investment Company	477,264
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	13,023,742
*	Vanguard Wellington Fund	Registered Investment Company	19,961,817
*	Vanguard Windsor II Fund	Registered Investment Company	9,000,193
*	Vanguard Retirement Savings Trust	Common/Collective Trust	23,712,181
*	Ryland Common Stock	Company Stock	4,692,264
*	Participant Loans	High — 9.5%; Low — 4.25%	2,203,517

Total assets held for investment purposes			$149,184,332

* Indicates party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
(Name of Plan)

June 16, 2010	By:	/s/ Robert J. Cunnion, III
Date	Robert J. Cunnion, III
Senior Vice President, Human Resources
(Plan Administrator)

INDEX OF EXHIBITS

Exhibit No.

23            Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm